Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

July 17, 2013

United States Securities

and Exchange Commission

Washington, D.C.  20549

Attention:

Tim Buchmiller

Re:

Oak Ridge Micro-Energy, Inc.

Amendment No. 5 to Form 8-K

Filed June 24, 2013

Amendment No. 1 to Form 10-KT for the Transition Period from

June 30, 2012, to December 31, 2012

File No. 000-50032

Dear Mr. Buchmiller:

In response to your letter to Oak Ridge Micro-Energy, Inc. (the “Company”) dated July 9, 2013, we provide the following information:

Amendment No. 5 to Form 8-K filed on June 24, 2013

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information, page 54

1.

We note from pages 51-52 that you include pro forma adjustments and label these adjustments with footnotes (a) – (e).  However, we are unable to locate these footnotes.  Please revise the filing to include footnotes (a) – (e) that clearly explain the assumptions involved related to the pro forma adjustments.

Response:  Footnotes (a) – (e) are attached hereto and incorporated herein by reference.  These footnotes were a photograph that was not picked up in the Edgarization process, and we would greatly appreciate your comments on these footnotes prior to amending the respective filings, except as indicated below.

2.

We note your responses to prior comments 9 and 10.  However, we will defer our evaluation of your responses to these comments until you have included the footnotes to adjustments (a) – (e).

Response:  Please see our response to comment No. 1.

Amendment No. 1 to Form 10-K for the Transition Period from June 30, 2012, to December 31, 2012

Consolidated Financial Statements, page 25

Note 9.  Change in Year End, page 39

3.

We note your response to prior comment 15 and that you removed the pro forma financial statements.  Please explain to us why you are continuing to present the consolidated statement of operations for the twelve months ended December 31, 2012, which consists of the unaudited six months ended June 30, 2012, and six months ended December 31, 2012.

Response:  We intend to re-file the 10-K in its entirely, as outlined in response to comment No. 4, and at that time, we will remove the pro forma financial statements, retaining only the first sentence of note 9 about the change in fiscal year.

Exhibit 32

4.

We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the Form 10K/A for the period ending December 31, 2011, rather than the period ending December 31, 2012.  Please amend this filing to include the entire filing together with a currently signed and dated certification that references the appropriate period.

Response:  We will make these corrections, and re-file the 10-K in its entirety, including all required and amended Certifications and signatures.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB

cc:

Oak Ridge Micro-Energy, Inc.

Enclosure

Proforma journal entries
		Income Stmt		Balance Sheet		Income Stmt
		30-Jun-12		30-Sep-12		30-Sep-12
		DR	CR	DR	CR	DR	CR
a	To record recapitalization of Carbon Strategic, including elimination of debt in excess of $50,000, non-controlling interest, and capitalized costs of intangible assets

	AP & accruals			98,270
	Related party debt			38,139
	Non-controlling interest	977		831		380
	Additional paid-in capital			17,691,434
	Accumulated deficit				17,815,892
	Intangible assets				12,782
	Common stock at $0.001 par value (94,130,440 shares -$1 for Carbon Strategic already outstanding)				94,129
	Additional paid in capital to offset above			94,129

b	To record initial contributed cash from Newmark

	Deposits in escrow			700,000
	Additional paid-in capital				700,000

c	Meriwether termination agreement ($150,000 funded by Newmark proceeds, $600,000 funded by issuance of 3M common shares)
	Compensation expense	750,000		750,000		750,000
	Common stock at $0.001 par value (3M shares)				3,000
	Additional paid in capital				597,000
	Deposits in escrow				150,000

d	Record payment of assumed liability from Newmark proceeds

	AP & accruals			50,000
	Deposits in escrow				50,000

e	$500K cash payment from escrow to Meriwether to prepay 24 month consulting agreement

	Long-term prepaid contract			500,000
	Deposits in escrow				500,000
	Compensation expense	250,000				62,500